FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 1 DATED MAY 3, 2007

TO THE PROSPECTUS DATED APRIL 24, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2007 relating to our offering of 475,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	information regarding a revision to suitability standards in Kansas.

Revision to Suitability Standards in Kansas

We will not sell shares to investors in Kansas unless they meet the following special suitability standards:

Investors must have either (1) a net worth of at least $225,000, or (2) gross annual income of at least $60,000 and a net worth of at least $60,000.

Furthermore, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth, which consists of cash, cash equivalents and readily marketable securities.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives.